

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 15, 2010

Mr. Jay H. Schecter
Chief Executive Officer
Corporate Resource Services, Inc.
f/k/a AccountAbilities, Inc.
160 Broadway
11th Floor
New York, New York 10038

> **Re: Corporate Resource Services, Inc.**
> **f/k/a AccountAbilities, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed December 28, 2009**
> **File No. 000-30734**

Dear Mr. Schecter:

We have reviewed your response letter dated May 10, 2010 as well as your filing and have the following comments. As noted in our letter dated February 19, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>
<u>Financial Statements</u>

1. We note you engage in many material transactions with TSE including leasing workers, selling receivables under the account purchase agreement, and the loss incurred in the extinguishment of debt held by TSE. Separately identify and

quantify on the face of your balance sheet, income statement, and statement of cash flows all related party transactions and amounts pursuant to Rule 4-08(k) of Regulation S-X.

2. Refer to the Services Agreement dated March 29, 2010 filed as Exhibit 10.5 to your Form 10-Q for the quarterly period ended March 31, 2010. Regarding the contractual terms in section 3.1 Compensation to Service Provider, explain to us how you report revenue earned under this agreement and other agreements with similar terms. That is, specifically tell us if you report the contractually defined Fee, stated as compensation for services and calculated as 20% of the gross payroll, as the revenue amount earned for the service or do you report another amount as revenue. If you report another amount, please provide us a sufficiently detailed justification for the policy.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
          for

Larry Spirgel
Assistant Director